SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Bonanza Creek Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

097793103
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 097793103	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 8,586,485 shares of Common Stock*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,586,485 shares of Common Stock*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,586,485 shares of Common Stock*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.29%*
12	TYPE OF REPORTING PERSON IA, CO

* The information set forth on this cover page reflects information as of January 31, 2017. As of December 31, 2016, the Reporting Person may have been deemed to beneficially own 3,812,915 shares of Common Stock, representing 7.68% of the outstanding shares of Common Stock as of such time.

CUSIP No. 097793103	13G	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER

Bonanza Creek Energy, Inc. (the "Issuer")

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

410 17th Street, Suite 1400,
Denver, Colorado 80202

Item 2(a).	NAME OF PERSON FILING

This Schedule 13G is being filed on behalf of Fir Tree Inc., a New York corporation ("Fir Tree"), relating to Common Stock, $0.001 par value (the "Common Stock"), issued by Issuer, purchased by certain private-pooled investment vehicles for which Fir Tree serves as the investment manager (the "Funds").

Fir Tree is the investment manager of the Funds, and has been granted investment discretion over portfolio investments, including the Common Stock held by the Funds.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business office of Fir Tree is:

Fir Tree Inc. 55 West 46th Street, 29th Floor New York, New York 10036

Item 2(c).	CITIZENSHIP

Fir Tree is a New York corporation.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP NUMBER

097793103

CUSIP No. 097793103	13G	Page 4 of 6 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________

Item 4.	OWNERSHIP

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based on the 49,672,252 shares of Common Stock outstanding as of November 7, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 9, 2016.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

CUSIP No. 097793103	13G	Page 5 of 6 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 2(a). Each of Fir Tree Value (LN) Master Fund, L.P. and FT SOF VII Holdings, LLC, each a Fund, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 097793103	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 9, 2017

FIR TREE INC.

/s/ Brian Meyer
Name: Brian Meyer
Title: General Counsel